United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Vale informs on the Sol do Cerrado Solar Project

Rio de Janeiro, December 2nd, 2020 - Vale SA (“Vale” or the “Company”) announces the Sol do Cerrado project for the generation of solar energy ("Sol do Cerrado Solar Project" or "Project"), in the municipality of Jaíba (MG). The project is an important contribution to Vale's protagonism in the transition to a carbon neutral mining, generating renewable and competitive energy for Vale and its affiliates' operations.

On the Sol do Cerrado Solar Project

The Project contemplates the construction of a photovoltaic plant, including 17 sub-parks that total an installed capacity of 766 megawatts peak (MWp). It also includes the implementation of an elevator substation, transmission line and connection bay at the 230 kV Jaíba Substation, with contracts signed for connection to the Brazilian National Interconnected System. With investments of around US$ 500 million for its implementation, due to its location and scope, the Project is eligible for sustainable financing lines1. The investment is a strategic alternative that, in addition to helping achieve the goals of sustainability and competitiveness, will provide a reduction of approximately US$ 70 million per year in electricity costs.

The Project, with operational start-up by the fourth quarter of 2022, will produce approximately 193 average megawatt (MWa) of energy per year for Vale's operations, corresponding to 13% of Vale's estimated demand in 2025. Solar generation, located in the Southeastern region, also optimizes the generation profile of Vale's portfolio, which is based on hydro generation.

The project was approved by Vale's Board of Directors and is subject to customary closing conditions, including approval by the National Electric Energy Agency (“ANEEL”).

Emissions Reduction in Line with the Paris Agreement

The energy consumption from solar source, 100% renewable, is expected to allow the reduction of Vale’s scope 2 emissions2 by up to 136,407 tCO2e/year3, from the beginning of the Sol do Cerrado operations, an important contribution to the company’s medium- and long-term goals in Sustainability, in particular, (a) to the goal of 33%-reduction in Vale's scopes 1 and 2 emissions by 2030, in line with the Paris Agreement; and (b) for carbon neutrality by 2050.

Path to Self-Sufficiency with Renewable Energy

The Project is part of a total of US$ 2 billion in investments to reduce carbon emissions by Vale. Its development is an important contribution to the goal of 100% energy self-production from renewable sources in Brazil, by 2025, and 100% consumption of renewable electricity, globally, by 2030.

In addition to these projects, Vale's portfolio includes stakes, through Aliança Geração de Energia SA, in the Gravier and Acauã wind projects, in Ceará and Rio Grande do Norte, respectively, which sum up 180.6 MW of installed capacity, with 55% of its production driven to Vale starting in 2021, in addition to 100% of the energy production from the Santo Inácio wind farm, which has been operating since 2018.

Vale also has the option to purchase 60% or 100% of the shares of the Folha Larga Sul Project, in Campo Formoso (BA), with an installed capacity of 151.2 MW and already operating, which has 60% of the its production delivered to Vale or its subsidiaries. The call option is established for the second half of 2022, subject to the approval of the Company's Board of Directors.

1 Sustainable financing lines are intended to finance projects that bring socioenvironmental benefits or companies that are committed to meeting ESG indicator targets.

2 Greenhouse gas emissions by electricity purchase.

3 Considering the average emissions factor of the Brazilian grid over the past three years.

Vale continues to evaluate other options for achieving energy self-sufficiency in Brazil in 2025. In this sense, its increase in self-production is illustrated in the graph below:

Increment in self-production:

¹ Vale's demand for electricity is estimated at approximately 1,000 MW in 2020 and 1,400 MW in 2025.

² An increase in consumption is considered due to the increase in production, in particular, with the resumption of operations in the Iron Ore business (suspended after the rupture of the Brumadinho dam) and with operational improvements.

³ Purchase options subject to the approval of the Company's Board of Directors.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 02, 2020		Head of Investor Relations